UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Vessel Acquisition Agreements

Imperial Petroleum Inc. (the “Company”) has entered into agreements to acquire three Japanese-built drybulk carriers, with a total capacity of approximately 164,400 dwt and an average age of approximately 12.5 years, for an aggregate purchase price of $51.6 million, 10% of which is payable by the Company in shares of its common stock valued at the 30-day VWAP through the date of the acquisition agreement, from entities affiliated with Brave Maritime Corp Inc. The transaction with Brave Maritime, which is affiliated with members of the Vafias family, was approved by the independent directors of the Company.

The vessels are expected to be delivered between September 2025 and August 2026. The Company has the option to pay for the vessels one year after the date of each respective purchase agreement, without interest. Following these vessel deliveries, and assuming no further acquisitions or dispositions, the Company’s fleet will total 22 vessels.

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This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-268663), Post Effective Amendment No. 1 to Form F-1 on Form F-3 Registration Statement (Reg. No. 333-266031) and Registration Statements on Form S-8 (Reg. Nos. 333-275745 and 333-278813), including the prospectuses contained therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025

IMPERIAL PETROLEUM INC.

By:	/s/ Ifigenia Sakellari
Name:	Ifigenia Sakellari
Title:	Interim Chief Financial Officer